Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
EXRO TECHNOLOGIES INC.
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2020 and 2019
The following is a discussion of the financial condition and results of operations of Exro Technologies Inc. (“Exro”, the “Company”, “we”, “our”) during the three months and year ended December 31, 2020, and to the date of this report. The following management discussion and analysis (“MD&A”) should be read in conjunction with the Company’s consolidated financial statements for year ended December 31, 2020, prepared in accordance with accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A complements and supplements, but does not form part of the Company’s consolidated financial statements.
This MD&A contains forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language on page 11. Readers are advised to refer to the cautionary language when reading any forward-looking statements.
All dollar amounts contained herein are expressed in Canadian dollars unless otherwise indicated. This MD&A has been prepared as of April 6, 2021.
BUSINESS OVERVIEW
Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro’s patented control technology expands the capabilities of electric motors, generators, and batteries. Exro seeks to accelerate the global transition to clean energy by providing products and services for manufacturers to optimize the cost, performance, and efficiency of energy systems and powertrains.
The technology can optimize a wide range of electric mobility applications, from electric scooters to electric buses and larger. Most variable torque applications with the need for increased torque and speed will be a suitable partner for Exro’s technology, especially in traction mobility and renewable energy industries. Given that Exro’s technology improves performance and reduces energy consumption in powertrains, it is attractive to the mobility and renewable energy sectors as a technology that will return incremental dollars to a user’s bottom line and is also attractive for the corresponding environmental benefits it offers. Many electric motors are powered by energy sources that create greenhouse gases, and by helping electric motors consume less energy, Exro is also going to significantly help reduce greenhouse gases, which will benefit the planet and our ecosystems.
Currently, about 40% of electricity produced is used in electric motors and related systems, making them significant in our economy and lives, yet the design and technology have remained largely unchanged for decades.1 In the electric mobility space, inherent limitations of traditional electric motor and power technologies available today are unable to support the torque and speed requirements for mass adoption. Instead, manufacturers must compensate by adding additional motors, including heavy two-speed gearboxes or oversized motors and gearboxes.
Exro offers a new power electronics solution for system optimization through implementation of its technology which increases drive cycle efficiency, reduces system volume, reduces weight, and expands torque and speed capabilities. Our power electronics technology provides a new brain via enhanced control for motors and batteries.
Exro’s advanced motor control technology, the Coil Driver, expands the capabilities of powertrains by enabling two separate torque profiles within a given motor. A major advancement in the sector, dynamic motor configuration that is done electronically, enables efficiency optimization for each operating mode resulting in reduction of energy consumption. The controller automatically selects the appropriate configuration in real time
1 https://www.cleantech.com/electric-motors-and-industrial-efficiency-innovation-is-key-for-evs/

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 so that power and efficiency are intelligently optimized. The Coil Driver is similar to an electric gearbox for an internal combustion engine, and enables intelligent coil switching which allows a motor to switch coil configurations while in operation. This product has utility in many traction applications, particularly in transportation and mobility sectors.
Exro is also currently developing a new battery management software (“BMS”) technology called the Battery Control System (“BCS”) – formerly known as the Intelligent Battery Management System. Exro expects the BCS to provide an improvement over existing BMS applications in reliability, state of charge, and enable utilizing batteries in second-life applications such as stationary energy storage. The BCS will facilitate constant monitoring and control of energy management at the cell level. The expectation is total control over the flow of energy, which would allow enhanced and more balanced storage of energy, even under changing conditions, while also making battery storage solutions of any size more cost effective. The first BCS proof of concept was completed by the end of Q4 2020, with a stationary storage pilot project to demonstrate the BCS during the first half of 2021.
Exro’s business model is to develop strategic partnerships with companies that are established in their respective markets, specifically those that welcome potentially disruptive innovation in their product lines and have adequate internal engineering capacity, growing sales and an existing customer base. These include companies that manufacture automotive equipment such as electric bikes, electric cars, and electric commercial vehicles. Manufacturers of electric motors, generators, batteries, e-axles or power electronics also make ideal partners, since Exro’s patented technology and engineering capabilities act as the “intelligence” to enhance performance characteristics of overall power systems.
TECHNOLOGY
The Coil Driver technology is a controller that integrates the configuration of the rotating machine coils into the power electronics. This gives the power electronics control of the machine coil wiring configuration in real time, providing a range of options, as opposed to a fixed machine configuration.
The control system will select the optimal configuration for any given operating condition using a motor application with a specific machine control algorithm. Exro’s approach to powertrains is to control, optimize and improve performance across highly variable input and output motor applications. Traditionally, electric motor coils have been wired in a single configuration and the designer had to select the configuration that was the best compromise over the range of operating conditions. Exro’s technology senses input energy and load, and seamlessly switches coil configuration in any combination from full parallel to full series modes. The technology is intended to make electric motors and generators used in variable settings “intelligent”, leading to more efficient operation.
The technology provides voltage control with multiple performance curves corresponding to the coil configurations in the electric machine. Exro’s technology is designed and built into our partner’s electric machine and power electronics for the application. Exro’s technology can be fully integrated with the power electronics design and can be provided under a licensing agreement or as a hardware/software solution.
The Coil Driver enables two separate torque profiles within a given motor. The first is calibrated for low speed and high torque, while the second provides expanded operation at high speed. The ability to change configuration allows efficiency optimization for each operating mode, resulting in overall reductions in energy consumption. The controller automatically and seamlessly selects the appropriate configuration in real time so that torque demand and efficiency are optimized. By way of contrast, in a standard motor, each pair of poles has a coil grouping, and when that pair is energized, the magnetic field pulls the rotor.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
Picture 1: Exro simulations

CoilDriver [Nm]

Default [Nm]
The Coil Driver takes each coil and breaks it into two or more coils. The switching circuitry puts the coils in series, parallel, or a combination, depending on load and speed demands at that moment. When the coils are in series, the motor generates high torque at low speeds. In parallel, the lower inductance reduces the reactance and the stator impedance, and with less voltage dropped across the stator, more voltage is available to drive the machine faster at a higher torque, as seen in the torque profile above. The Coil Driver is applied to new motor designs as the base motor needs to be connected in a required way. However, it does not alter the fundamental design of the motor.
With the innovative foundation of the Coil Driver’s topology and advanced algorithms, the Company has been able to develop the BCS. The Company is optimistic the BCS can become a market leader in second-life battery energy storage solutions. The upfront cost for batteries is one of the major roadblocks to mass-market electric vehicle and electric technology adoption. In short, “second life” use consists of reusing a battery which no longer meets the requirements of one application but can still be used for a less-demanding application. Exro's BCS technology applies the principle of managing "energy" as it converts at the individual cell level to lithium-ion batteries. Its topology of the system and intelligent algorithms control the battery cells at an individual level to extend life. For example, the new BCS when fully commercialized, will allow for constant monitoring and manipulation of energy inflows and outflows, at rates of up to 100,000 manipulations per second. By utilizing the Company's technology to manage the charge and discharge of energy at the individual cell level of a lithium-ion battery, Exro aims to improve battery performance and efficiencies, which could result in longer usage and a second life battery application.
Exro has built an intellectual property base and intends to protect and commercialize new innovations. It is Exro’s intent to either manufacture its inverters when the quantity can be supported by its low volume manufacturing facility capacity or license its technology where applicable for high volume manufacturing. It will also consider outsourcing and engaging in manufacturing partnerships to accelerate supply to customers where necessary. Exro believes this business model is scalable, requiring much lower capital investment than building a full high-volume manufacturing business. This approach offers the opportunity to address several market segments concurrently, incrementally and in rapid succession by building on earlier success. Exro will work closely with development partners and customers to integrate its technology into their products and develop new intellectual property for Exro.
Exro’s technology and intellectual property is wholly owned in five patent families providing or seeking global protection in strategically important countries. There are 25 issued patents as well as 5 published and 9 pending applications. Exro also uses trade secrets to protect proprietary software and algorithms.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
OUTLOOK
Exro’s goal is to become profitable as quickly as possible without stunting growth. This will take place primarily through revenue generated from strategic partnerships which may manufacture the coil drivers through a rapid assembly line in the short-term and mid-term, and then licensing or utilizing manufacturing partners for the Company’s technology in the long-term.
Exro’s future will be focused on securing and processing strategic partnership arrangements. It is the Company’s long-term goal to evolve every collaboration into a commercial licensing arrangement. The central purpose of a collaboration will be to determine the economic benefits when the Company’s technology is integrated into an electric motor and/or a generator or battery for a particular application. This process will become more systematized as third-party commercial case studies demonstrate efficiencies in target applications.
Exro has nine ongoing key projects:
•Zero Motorcycles, Inc. (“Zero”) - The Company’s goal as it relates to this project is to evaluate Exro's patented Coil Driver technology using Zero's SR/S powertrain platform. Zero is a developer of electric-powered motorcycles, offering what it believes to be a superior riding experience. Exro and Zero will collaborate to integrate Exro's Coil Driver technology into a Zero ZF75-10 based motorcycle. The agreement will involve motor technology and integration support from Zero, while Exro will provide power electronics design and supply.
•SEA Electric Pty Ltd. (“SEA Electric”) - The Company’s goal as it relates to this project is to enhance electric powertrain technology for heavy duty trucks and delivery vehicles. Recognized as a global leader in the electrification of commercial vehicles, SEA Electric and Exro will co-develop and test powertrains based on Exro’s Coil Driver and the SEA-Drive technologies.
The expanded strategic collaboration agreement signed on February 9, 2021 includes SEA Electric providing Exro with two electric delivery vans to showcase Exro’s BCS and facilitate second-life battery storage by the second half of 2021. With a focus on utilizing electric truck batteries for energy storage applications, Exro and SEA will co-develop the BCS for operational validation.
•Heinzmann GMBH & Co. KG (“Heinzmann”) - Exro and Heinzmann will collaborate to integrate Coil Drive technology with Heinzmann’s advanced motor designs for mobility applications. The agreement will involve motor technology and integration support from Heinzmann, while Exro will provide testing, power electronics design, and supply. Exro’s Coil Driver will improve the speed range and torque output capabilities of Heinzmann's traction applications. This provides new possibilities for optimizing powertrains to improve performance in gradeability, power density and top speed.
•Land Electric Motorcycles (“LAND”) - Land signed a letter of intent to work with Exro to optimize the powertrain for the District motorcycle with the Coil Driver and to purchase up to 2,000 units after the unit is validated by LAND.
•Clean Seed Capital Group Ltd. (“Clean Seed”) - Exro plans to integrate the Company's technology into Clean Seed's high-tech agricultural seeder and planter platforms, advancing the electrification into heavy farm equipment industry. Clean Seed’s SMART Seeder™ technologies are revolutionary seeding tools that utilize the unique synergy of sophisticated electronic metering and intuitive software control putting row-by-row variable rate technology at the forefront of agricultural innovation. The Supply Agreement, entered into between the Company and Clean Seed, provides that Clean Seed will issue a purchase order to integrate the Company's electric motor enhancing technology into Clean Seed's current technology offerings, and beyond. Clean Seed, in collaboration with the Company, anticipates building a working prototype that is expected to be implemented in the field by late 2021.
•Templar Marine Group Ltd. (“Templar”) - The Company’s goal as it relates to this project is to optimize the powertrain within the electric boating industry. Research and development to date has provided substantial knowledge on e-boat applications and the types of boats that Exro technology could optimize. Templar

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 continues to work with Exro and the partnership remains strong, although we do not foresee any further development or commercialization in 2021 to build any boats that suit the Exro technology.
•Aurora Powertrains Oy (“Aura”) – Aurora continues to work alongside the Exro team in validating the Coil Driver with their innovative snowmobile. This validation would open the door to the recreational mobility segment for Exro and shed light on commercialization with Aurora in a growing electric snowmobile market.
•Motorino Electric (“Motorino”) - The Vancouver-based manufacturer and distributor of electric bikes and motorcycles, tested Exro’s technology through 2020 against a standard electric bike in the field. Testing found that the Exro-enhanced electric bike saw its performance increase by more than 20 per cent, and up to 50 per cent in climbing conditions. This was an important project for Exro as it was the first demonstration of the potential of its technology and enabled Exro to capture commercial agreements such as LAND. Exro will keep working to close negotiations within its sale pipeline in 2021 but will not be further commercializing its technology with Motorino at this time.
•Potencia Industrial, S.A. DE C.V. (“Potencia”) - This project is a multi-stage delivery that started with the Exro motor driver. This driver was delivered in June 2020 and is undergoing testing by the customer. The next version of the driver has been shipped to Potencia in February 2021 for validation, which is due to be completed in third quarter 2021. After which point, Exro will begin delivery against $500,000 purchase order issued in 2019 from Potencia.

Mobility segment	Coil Diver	Addressable markets	Partners	Proof-of-Concept Timeline
Micro	Smaller than 48V	Scooters; electric bikes; and micro-mobility	Motorino Land Heinzemann	Complete Q2, 2021 Q1, 2021
Light	100V	Electric cars; motorcycles; and light-mobility	Potencia Zero Heinzmann	Q3, 2021 Q2, 2021 Q1, 2021
Medium	400V	Fleet vans; recreational and high-performance vehicles	SEA Electric	Q4 2021
Heavy	800V	Electric buses; long-haul semi-trucks; and industrial	SEA Electric	Q3, 2021
It is cautioned that not all aforementioned projects will turn in to orders and generating revenue. These nine key partnerships are to demonstrate the scalability and versatility of Exro’s technology. Once the technology is proven by Exro and validated by a partner as per requirements, active discussions around commercial viability begins. Then the partner can determine to place purchase orders. Revenue is generated once the finished products are shipped to the partner. Exro continues discussions with several potential commercial customers to explore a variety of mobility applications. The Company continues to evaluate customer provided data, which helps us to determine the optimal fit for Exro and our partners.
HIGHLIGHTS
On January 15, 2020, the Company announced plans to open a 6,500 sq. ft. innovation center in Calgary, Alberta, to demonstrate how the Company's technology can improves the performance of electric motors. This space was subsequently expanded by an additional 3,500 sq ft. for a total of approximately 10,000 sq. ft. The Exro Innovation Center ("EIC") also increased the Company's laboratory space, allowing it to expand its service capabilities to customers and showcase areas in which the Company's technology can be applied to key sectors of the economy. The EIC will also host collaborative events to explore advances in energy consumption and electric motor innovations, with participants from Calgary, across Canada and international jurisdictions. The relocation of the laboratory space from Victoria, British Columbia, to Calgary, Alberta was completed in

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
June 2020. The Company also completed the improved full testing facility with a dynamometer bay in November 2020.
On February 6, 2020, the Company announced a partnership with Finland's Aurora, which in 2019 released an all-electric production snowmobile: the "eSled". The Company and Aurora will work to both increase motor performance while decreasing cost for future production. The partnership will see the Company's technology being added to the Aurora electric powertrain, a further move to global commercialization of the Company's technology. According to the International Snow Machine Manufacturing Association, the snowmobile sector has a global imprint. In 2018, there were 124,786 snowmobiles sold worldwide. The International Snowmobile Manufactures Association estimates the annual economic impact of snowmobiling to be $26 billion in the United States, $8 billion in Canada and $5 billion in Europe and Asia.
On April 28, 2020, the Company announced that it signed a collaboration and supply agreement (the "Supply Agreement") with Clean Seed to integrate the Company's technology into Clean Seed's high-tech agricultural seeder and planter platforms, advancing the electrification of one of the world's heavy-farm equipment. Under the Supply Agreement, Clean Seed will issue a purchase order to integrate the Company's electric-motor-enhancing technology into Clean Seed's latest technology offerings and beyond. Clean Seed, in collaboration with the Company, anticipates building a working prototype that is expected to be implemented in the field by late 2021.
On June 12, 2020, the Company sold its wholly owned subsidiary, Exro Europe AS ("Exro Europe") and related technology, back to RAW Holdings AS for a purchase price of $16,250. The sale was pursuant to the exercise of a re-purchase right as part of the Company's acquisition of Adaptive Technologies AS ("Adaptive") on August 29, 2018 (the "Adaptive Agreement"). Adaptive was subsequently renamed Exro Europe. Under the Adaptive Agreement, Adaptive shareholders had a right to re-purchase Exro Europe at 130% of the original purchase price in the event that the Company elected not to commercialize the technology from Adaptive. Exro made a choice to focus its efforts on commercializing the Coil Drive and the BCS technologies.
On June 15, 2020, the Company announced it has initiated a collaboration agreement with Zero to evaluate Exro's patented coil drive technology using Zero's SR/S powertrain platform. Zero is a developer of electric-powered motorcycles offering what it believes to be a superior riding experience. In entering this agreement, Exro and Zero will collaborate to integrate Exro's Coil Drive technology into a Zero ZF75-10 based motorcycle. The agreement will involve motor technology and integration support from Zero, while Exro will provide power electronics design and supply.
On July 10, 2020, the Company completed a short form prospectus offering of 11,428,571 units at a price of $0.70 per unit for gross proceeds of $8,000,000. Each unit consisting of one common share and one-half share purchase warrant. Each whole warrant is exercisable into one common shares at a price of $0.90 for a period of 24 months from the date of issuance. In connection with the share offering, the Company incurred share issuance costs of $640,000 commission paid in cash, issued 571,428 common shares, and 914,285 broker warrants exercisable at $0.70 per common share for a period of 24 months from the date of issuance.
On July 15, 2020, the Company announced that it is partnering with Australia’s SEA Electric to enhance electric powertrain technology for heavy duty trucks and delivery vehicles. Recognized as a global leader in the electrification of commercial vehicles, SEA Electric and Exro will co-develop and test powertrains based on Exro’s Coil Driver and the SEA-Drive technologies.
On September 22, 2020, the Company was listed in the TSX Venture Exchange and its shares started trading under the symbol “EXRO”.
On September 24, 2020, the Company announced it entered into a collaboration agreement with Heinzmann GMBH & Co. KG to integrate Coil Drive technology with Heinzmann’s advanced motor designs for mobility applications. The agreement will involve motor technology and integration support from Heinzmann, while the Company will provide testing, power electronics design, and supply. Exro’s Coil Driver will improve the speed

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 range and torque output capabilities of Heinzmann's traction applications. This provides new possibilities for optimizing powertrains to improve performance in gradeability, power density and top speed.
On October 7, 2020, the Company announced that Motorino, one of the early partners, tested Exro’s technology through 2020 against a standard electric bike in the field. Testing found that the Exro-enhanced electric bike saw its performance increase by more than 20 per cent, and up to 50 per cent in climbing conditions. Exro will now start negotiations on a commercial product for 2021.
On October 15, 2020, the Company announced it is working with Traktionssysteme Austria (“TSA”), a motor manufacturing partner, to develop enhanced commercial vehicles by integrating their traction motor systems with Exro’s Coil Driver technology. Exro and TSA will collaborate on a technology update for heavy duty electric vehicles and traction motors and drives. Examples of heavy-duty vehicles can be delivery vans, buses, and trucks. This will deliver a full powertrain system and enable a broad product range with increased performance in the growing commercial electric vehicle markets. The global traction inverter market is projected to grow at a CAGR of 17.57% from USD 2.5 billion in 2018 to reach USD 7.7 billion by 2025.
On October 20, 2020, the Company opened the doors to the newly established Calgary Innovation Center. Launching of the Innovation Center in Calgary marks a major milestone for Exro in its path to delivering commercial products. The new facility will allow in-house design, testing, and assembly of manufactured products to enhance the performance of electric motors and powertrains. The test equipment will feature small and large test bays that will demonstrate the patented technology in relevant environments and accelerate prototypes in operating applications. This will expand the potential for more strategic partnerships with the Coil Driver technology while also creating a platform for proof of concepts in new research and development projects. Exro will continue to be focused on its mission to deliver intelligent innovations in electrification with minimum energy and maximum results.
On November 20, 2020, the Company announced that it has completed the engineering validation on the 100 Volt Coil Driver for electric cars. Validation of the 100V Coil Driver engineering technology is a key milestone for Exro to delivering commercial products in the rapidly growing electric car markets. The 100V Coil Driver will deliver next generation performance in power and efficiency to mobility applications with electric powertrains. Testing has proven that the series to parallel algorithms driving the dynamic switching under load is operating as expected. Exro is on schedule to deliver a prototype to Potencia and maximize performance in operating applications. Potencia is one of Mexico’s largest motor manufacturers with over fifty years of experience specializing in custom applications like the new Pronto Power electric powertrain. With over one million miles traveled, the Pronto Power is leading the transition of electric fleet vehicles in Latin America.
On December 14, 2020, the Company closed a marketed public offering (the “Offering”) of common shares (the “Shares”) of the Company. The prospectus financing closed on December 14, 2020 issuing 12,915,384 common shares at a price of $3.25 per share for gross proceeds of $41,974,998.
On December 21, 2020, Exro completed the technology validation on its BCS. Simulations in the lab have demonstrated the principles required for optimized second life operations. The system can regulate grid current, charge and discharge at cell level, and manage cells with different states of charge. Exro will move forward to demonstrating the BCS in operating applications in 2021.
SUBSEQUENT EVENTS
On January 13, 2021, the Company granted 645,000 stock options to employees and consultants. The stock options have an exercise price of $3.93 per share and a five-year term. 495,000 of the stock options will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 150,000 stock options granted on January 13, 2021 will vest in accordance with reaching agreed to milestones.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
On February 4, 2021, Exro announced that it signed an agreement with LAND to produce up to 2000 units of the Coil Driver this year. Exro and LAND have agreed to cooperate to optimize the powertrain for the District motorcycle with the Coil Driver. This integration is expected to improve performance for the District motorcycle and enable a new powertrain system solution in the emerging lightweight electric motorcycles industry.
On February 9, 2021, the Company announced that it expanded its strategic partnership with SEA Electric to accelerate development of Exro’s BCS. The agreement expands on the initial scope to commercialize the Exro Coil Driver in SEA’s electric trucks to now include a Class 8 electric truck for the Canadian market and volume production targets of 400 trucks minimum by the second-year post validation. The Company and SEA Electric will co-demonstrate the Exro-enhanced electric fleet trucks in the North American market by the second half of 2021. As part of the agreement, Exro will invest US $5 million into SEA Electric by subscribing for 124,380 Series A Preferred Shares (the “Shares”) at a price of US $40.1995 per Share. The Shares are convertible into common shares of SEA at the option of Exro and automatically covert to common shares under certain conditions, including SEA completing a going public transaction.
On March 16, 2021, the Company entered a ten-year lease commencing on August 1, 2021 for a 36,966 sq,ft, warehouse facility and office in Calgary AB Canada. Pursuant to this new lease agreement, the Company is obligated to pay basic monthly rent of $49,288 for the first 5 year-term plus operating costs and $50,828 for the following five-year term ending July 31,2031 plus operating costs. The lease provides for eight months of free rent commencing August 1, 2021 till March 31, 2022 on 100% of the building and an additional 12 months of rent on 25% of the building commencing April 1, 2022 till March 31, 2023.
On April 6, 2021, the Company issued 1,100,000 stock options to certain directors, employees and consultants with an exercise price of $4.77 per common share. The options are exercisable for a period of five years from the grant date. 1,050,000 of the options granted will vest 33% six months after grant, 33% twelve months after grant and the remaining 18 months after grant. The remaining 50,000 stock options granted will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
Subsequent to December 31, 2020, the Company issued 2,417,180 shares on exercise of options and warrants for total proceeds of $1,743,416. Stock options granted on March 18, 2021 will vest 25,000 on April 30, 2021 and 25,000 on December 31, 2021.
COVID-19
The outbreak of the coronavirus ("COVID-19") pandemic may impact Exro’s plans and activities. The Company has faced disruption to operations, supply chain delays, travel and trade restrictions. Negative impact on economic activity in affected countries or regions can be expected and can be difficult to quantify. Such pandemics or diseases represent a serious threat to maintaining a skilled workforce industry and could be a health-care challenge for the Company. There can be no assurance that Exro’s personnel will not be impacted by these pandemic diseases and ultimately that the Company would see its workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. Additional cybersecurity risks exist due to personnel working remotely. In addition, the COVID-19 pandemic has created a dramatic slowdown in the global economy. The duration of the COVID-19 outbreak and the resultant travel restrictions, social distancing, government response actions, business closures and business disruptions, can all have an impact on the Company’s delivery timelines, operations and access to capital. There can be no assurance that Exro will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets, may reduce share prices and financial liquidity and thereby that may severely limit the financing capital available.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
RESULTS OF OPERATIONS AND SELECTED FINANCIAL DATA
Selected quarterly financial data

Quarter ended		Revenue $	Net loss and comprehensive loss $	Basic and diluted loss per common share $	Weighted average number of common shares
Q4/20	December 31, 2020	—	(4,208,256)	(0.04)	106,235,931
Q3/20	September 30, 2020	—	(2,989,747)	(0.03)	95,441,272
Q2/20	June 30, 2020	—	(2,246,269)	(0.03)	83,002,396
Q1/20	March 31, 2020	—	(1,525,182)	(0.02)	76,314,552
Q4/19	December 31, 2019	—	(1,508,039)	(0.02)	64,618,523
Q3/19	September 30, 2019	—	(1,131,431)	(0.02)	63,124,910
Q2/19	June 30, 2019	—	(1,000,865)	(0.02)	62,913,714
Q1/19	March 31, 2019	—	(1,024,696)	(0.02)	55,440,192
Q4/18	December 31, 2018	—	(913,634)	(0.02)	54,601,594
There were no significant variances in the quarterly results. The Company continues to progress in its development of technologies which has increased spending throughout the past 8 quarters, primarily associated with research and development, increased personnel expenses and increasing stock-based compensation expense.
For the three months ended December 31, 2020, compared to the three months ended December 31, 2019

	Three Months Ended December 31,
	2020	2019	$ Change	% Change
General and administration	1,104,517	456,710	647,807	142%
Payroll and consulting	456,558	604,986	-148,428	-25%
Research and development	1,549,171	94,866	1,454,305	1533%
Amortization expense	78,719	9,813	68,906	702%
Share-based payments	868,748	333,887	534,861	160%
Interest expense	11,260	1,553	9,707	625%
Total Expenses	4,068,973	1,501,815	2,567,158
During the three months ended December 31, 2020, the Company incurred a comprehensive loss of $4,208,256 (2019 – $1,508,039).
General and Administration expense increased during the three months ended December 31, 2020, by $647,807 to $1,104,517. The increase is mostly related to:
•increased costs and recruitment efforts for key personnel associated with its new facility in Calgary;
•greater professional fees associated with increased recruiting fees and legal fees from the offering;
•increased regulatory fees associated with the listing application on the TSXV; offset by
•lower travel and marketing costs as a result of COVID-19 restrictions on travel.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
Payroll and consulting fees decreased by $6,017 to $456,558 with switching its focus to research and development.
Research and development of $1,549,171 (2019 - $94,886) was incurred during the current period which represents mainly employees, consultants and materials used for development of its technology and delivery of the projects. In 2020, research and development costs also include $257,229 of share-based compensation expense related to employees and consultants working directly on these activities. The increase is due to additional expenditures incurred as the Company continues to improve its technology to achieve its goals for commercialization.
Share based payments expense was $868,748 for the three months ended December 31, 2020 (2019 – $333,887). The increase relates primarily to the granting of options to most employees during the three month period ended December 31, 2020.
For the year ended December 31, 2020, compared to the year ended December 31, 2019

	Year Ended December 31,
	2020	2019	$ Change	% Change
General and administration	2,991,963	1,421,769	1,570,194	110%
Payroll and consulting	3,031,863	1,993,888	1,037,975	52%
Research and development	2,266,206	536,269	1,729,937	323%
Amortization expense	194,291	51,252	143,039	279%
Share-based payments	2,224,385	625,467	1,598,918	256%
Interest expense	25,931	5,415	20,516	379%
Total Expenses	10,734,639	4,634,060	6,100,579
During the year ended December 31, 2020, the Company incurred a comprehensive loss of $10,969,454 (2019 – $4,665,031).
General and Administration expense increased during the year ended December 31, 2020, by $1,570,194 to $2,991,963. The increase is mostly related to:
•increased costs and recruitment efforts for key personnel associated with moving its premises in Victoria to its new facility in Calgary which opened in June 2020;
•greater professional fees associated with increased recruiting fees and legal fees from new agreements and its listing of common shares on TSXV;
•increased regulatory fees associated with the listing on the TSXV; offset by
•lower travel and marketing costs as a result of COVID-19 restrictions on travel.
Payroll and consulting fees increased by $1,037,975 to $3,031,863 associated with remuneration paid to new positions as the company increases its marketing and commercialization efforts in building the brand to raise awareness to the market and to customers.
Research and development of $2,266,206 (2019 - $536,269) was incurred during the period which represents mainly additional mechanical, electrical and software engineering resources and materials used for development of its technology. In 2020, research and development costs also include $440,308 of share-based compensation expense related to employees and consultants working directly on these activities. The increase is due to additional expenditures incurred as the Company continues to improve its technology in order to achieve its goals for commercialization.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
Share based payments expense was $2,224,385 for the year ended December 31, 2020 (2019 – $625,647). The increase relates primarily to the granting of options during the six-month period ended December 31, 2020 which were impacted by the significant rise in share price during the year.
OUTSTANDING SHARE DATA
As of April 6, 2021, there were 119,862,988 Common Shares issued and outstanding, and other securities convertible into Common Shares as summarized in the following table:

	Number Outstanding as of April 6, 2021(1)	Number Outstanding as of December 31, 2020(1)
Common Shares issued and outstanding	119,862,988	117,445,808
Options	10,995,253	10,697,167
Broker Warrants	1,913,061	2,690,326
(1)As at December 31, 2020 and April 6, 2021 there were no shares held in escrow. (December 31, 2019 – 2,272,967)
SOURCES AND USES OF CASH

	Year ended December 31,
	2020	2019
	$	$
Cash used in operating activities	(7,223,668)	(3,936,448)
Cash used in investing activities	(802,701)	(11,050)
Cash provided by financing activities	55,828,627	3,692,206
Net increase in cash and cash equivalents	47,802,258	(255,292)

Ending cash balance	48,298,894	496,636
Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $7,223,668 for the year ended December 31, 2020 compared to $3,936,448 during the same period in 2019. This increase is primarily due to an operating loss for the period ended December 31, 2020 compared to a smaller loss in 2019.
Cash used in investing activities of $802,701 for the year ended December 31, 2020 was primarily related to the net cash outflow related to acquisition of research and development equipment. Including new large dyno bay testing equipment.
Cash provided by financing activities for the year ended December 31, 2020 increased to $55,828,627 compared to $3,692,206 for the same period of fiscal 2019. During the year ended December 31, 2020 the Company closed 3 major financings totaling gross proceeds of $54,389,588 less share issue expenses of $4,312,059 for net proceeds of $50,077,529. With the significant increase in the Company’s share price during 2020, the Company also received proceeds from the exercise of stock options and warrants for $860,911 and $4,798,088, respectively. The company also applied for and received the $40,000 CEBA offered by the Government of Canada.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2020, the Company had cash of $48,298,894 and accounts receivable of $159,268, which primarily consist of GST refund. The Company has accounts payable and accrued liabilities of $1,780,726. All accounts payable and accrued liabilities are due within 90 days. The Company intends to finance its future requirements through a combination of existing working capital surplus, debt and/or equity issuance.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements for the year ended December 31, 2020.
CRITICAL ACCOUNTING ESTIMATES
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the current and next fiscal financial years:
i.Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the date of the statement of financial position could be impacted. The Company has not recorded any deferred tax assets.
ii.Management uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and warrants, which requires the input of subjective assumptions including expected price volatility, risk-free interest rates and forfeiture rates. Changes in the input assumptions can materially affect the fair value estimate and the Company’s results of operations and equity reserves.
iii.The fair value of accrued liabilities at the time of initial recognition is made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.
PROPOSED TRANSACTIONS
There are no proposed transactions.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The information provided in this report, including the Financial Statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.
APPROVAL
The Company’s Board of Directors has approved the Company’s financial statements for the year ended December 31, 2020. The Company’s Board of Directors has also approved the disclosures contained in this MD&A.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
RELATED PARTY TRANSACTIONS
Key management compensation
Key management consists of the Officers and Directors who are responsible for planning, directing and controlling the activities of the Company. For the year ended December 31, 2020 and 2019, the following expenses were incurred to the Company’s key management:

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019

Management and consulting fees	$384,895	720,422	1,209,041	1,152,574
Share based compensation	1,366,456	173,047	1,506,995	329,668
	$1,751,351	893,469	2,716,036	1,482,242
As of December 31, 2020, the Company had no related party debt outstanding (December 31, 2019 – $8,609). During the year ended December 31, 2020, the Company incurred $120,000 (2019 - $165,000) consulting expense from a company controlled by the former CEO.
During the year ended December 31, 2020, The Company incurred consulting fees of $60,000 (2019 - $60,000) to Ain Group Holdings Ltd, a company controlled by one of the directors, this amount is included in in payroll and consulting fees expense on the Statement of Comprehensive Loss. As at December 31, 2020, the amount owed to Ain Group Holdings Ltd. by the Company was $nil (December 31, 2019 – $19,733).
RISKS AND UNCERTAINTIES
Current and prospective shareholders should specifically consider various risk factors, including, but not limited to, the risks outlined below and particularly under the heading “Risk Factors” in the Company’s 2020 short form prospectus filed on SEDAR (www.sedar.com) dated December 8, 2020. Should one or more of these risks or uncertainties, including the risks listed below, or a risk that is not currently known to us materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
The COVID-19 global pandemic has had and may continue to have a negative impact on our financial results, operations, outlook, goals, growth prospects, cash flows, liquidity and share price, and the potential timing and ultimate duration of these negative impacts is uncertain
The outbreak of the COVID-19 pandemic has negatively impacted, and may continue to negatively impact, our plans and activities. We may face disruption to operations, supply chain delays, travel and trade restrictions and impact on economic activity in affected countries or regions can be expected and can be difficult to quantify. The pandemic represents a serious threat to maintaining a skilled workforce industry and could be a health-care challenge for us. There can be no assurance that our personnel or the personnel of our collaborating partners and suppliers will not be impacted by the COVID-19 disease and ultimately that we would see our workforce productivity reduced or incur increased medical costs/insurance premiums as a result of these health risks. Additional cybersecurity risks exist due to personnel working remotely. In addition, the COVID-19 pandemic has created a dramatic slowdown in the global economy. The duration of the COVID-19 outbreak and the resultant travel restrictions, social distancing, government response actions, business closures and business disruptions, can all have an impact on our operations and access to capital. There can be no assurance that we will not be impacted by adverse consequences that may be brought about by the COVID-19 pandemic on global financial markets, which may include reductions in share prices and financial liquidity that could in turn severely limit the financing capital available.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
Government disaster relief assistance offered in response to COVID-19 could impose limitations on our corporate activities and may not be on terms favorable to us
Government disaster relief assistance may impose certain requirements and restrictions on our corporate activities, including restrictions on executive officer compensation, share buybacks, dividends, prepayment of debt and other similar restrictions until the aid is repaid or redeemed in full. We cannot provide assurance that any such government disaster relief assistance will not significantly limit our corporate activities or be on terms that are favorable to us. Such restrictions and terms could adversely impact our business and operations.
We are subject to many risks common to early-stage enterprises, including undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources, history of losses, and lack of revenues or profits
We are an early-stage business venture focused on electric motor and generator technology, and we are currently pre-revenue. We are therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources, a history of losses, and lack of revenues or profits. There is no assurance that we will be successful in achieving a return on your investment, and the likelihood of success must be considered in light of our early stage of operations.
Since inception, we have accumulated net losses. We incurred net losses of $2,955,683, $3,127,345, $4,665,031 and $10,969,454 in the fiscal years ended December 31, 2017, 2018, 2019 and 2020, respectively. Management expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations.
Operating results for future periods are subject to numerous uncertainties, and it cannot be assured that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including, but not limited to, success in attracting necessary financing and in establishing credit or operating facilities, ability to develop and commercialize existing and new products, ability to successfully market our products and attract repeat customers, ability to control operational costs, and ability to retain motivated and qualified personnel. It cannot be assured that we will successfully address any of these risks.
We operate in a capital-intensive industry and will require a significant amount of capital to continue operations
If the future revenue from the sale of our products or licencing of our coil driver technology, if any, is not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of equity or other securities, or the issuance of debt. Financing may not be available at terms that are acceptable to us, if at all. The disruption to our business caused by the COVID-19 global pandemic may make it difficult to raise financing on terms acceptable to our company, if at all.
Our ability to obtain the necessary financing for our business is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our current operations and plans in order to reduce our cost structure. Our competitors, many of which have raised or who have access to significant capital, may be able to compete more effectively in our markets given their access to capital, if our access to capital does not improve or is further limited. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
If we are unable to develop sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions on acceptable terms, we may be unable to generate revenue
We are still in the early stages of developing our marketing and sales capabilities. For any products we intend to introduce into the market, we will be required, at least initially, to enter into collaborations with customers and partners to perform these services. There can be no assurance that we will be able to enter into such arrangements on acceptable terms or at all. Any revenue we receive will depend upon the efforts of our customers and/or partners and there can be no assurance that our customers and/or partners will establish adequate sales and distribution capabilities or be successful in gaining market acceptance of any product. If we are not successful in commercializing any products in the future, either on our own or with our customers and/or partners, our business, financial condition and results of operations could be materially and adversely affected.
The effectiveness of our project management process may be undermined because of our need to coordinate efforts of multiple parties in different geographic locations working together in real time
We, on our own or in collaboration with partners, are involved in various projects to commercialize our technology. There is inherent risk in project execution due to the structure of the project, which involves several parties undertaking specific work in different geographic locations and having to coordinate in real time.
We are reliant on collaborating partners
Our business depends on collaborating partners. Currently, these collaborating partners include: Motorino Electric, Land, SEA Electric, Aurora Powertrains, Zero Motorcycles, Potencia Industrial and Clean Seed Capital Group. We anticipate that the collaborating partners will perform and deliver on development targets as agreed and planned, although there is a risk that they won’t, and we operate under the constraint that the partner is not under our control.
We may not be able to overcome the technical risks associated with the development of our technology
Technical risks are inherent in the development and commercialization process, in that an immature technology could present unexpected challenges that exceed the planned time or financial resources to overcome. There can be no guarantee that we will be able to overcome the technical risks associated with the development of our technology.
Our assets, operations and employees are subject to various risks for which we may not have or be able to carry sufficient insurance coverage
We currently carry insurance to protect our assets, operations and employees. While we believe insurance coverage can adequately address many of the material risks to which our business may be exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for all risks and hazards to which we may become exposed. In addition, no assurance can be given that such insurance will be adequate to cover our liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.
Our technology may be unable to achieve broad market acceptance, which would limit our ability to generate revenue and profits from new products
Even if our product development proves to be successful, our ability to generate significant revenue and profits will depend on the acceptance of our products by our customers and end users of the products, such as companies or individuals purchasing vehicles incorporating our technology. The market acceptance of any product depends on a number of factors, including but not limited to awareness of a product’s availability and

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 benefits, the price and cost-effectiveness of the product relative to competing products, general competition, and the effectiveness of marketing and distribution efforts. Any factors preventing or limiting the market acceptance of our technology could have a material adverse effect on our business, results of operations and financial condition.
Product liability lawsuits against us could cause us to incur substantial liabilities, and we may be subject to product recalls for product defects that are self-imposed or imposed by regulators
In the event of a failure of a future product incorporating our technology, such as a recreational vehicle or truck, we may be subject to potential product liability lawsuits. Under certain circumstances, our customers may be required to recall or withdraw the products incorporating our technology. Even if a situation does not necessitate a recall or market withdrawal, product liability claims may be asserted against us. Even if a product liability claim is unsuccessful, the negative publicity surrounding any assertion that the products caused illness or physical harm could adversely affect our reputation and brand equity.
Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations
Our business prospects and results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, such as the recent global financial crisis, could result in a variety of risks to our business, including weaker demand for our product candidates and impairment of our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business, and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
If we fail to manage future growth effectively, we may not be able to commercialize, market and sell our products and technology successfully
Anticipated growth in our business will place a significant strain on our managerial, operational and technical resources. We expect operating expenses and staffing levels to continue to increase in the future. To manage such growth, we must expand our operational and technical capabilities and manage our employee base while effectively administering multiple relationships with various third parties. There can be no assurance that we will be able to manage our expanding operations effectively. Any failure to properly manage our expansion, implement cohesive management and operating systems, and add resources on a cost-effective basis could have a material adverse effect on our business and results of operations. Risks that we face in undertaking this expansion include:
•training new personnel;
•forecasting production and revenue;
•controlling expenses and investments in anticipation of expanded operations;
•establishing or expanding manufacturing, sales and service facilities;
•implementing and enhancing administrative infrastructure, systems and processes;
•addressing new markets; and
•establishing international operations.
Unexpected challenges during product development are inherent in new technology, in that an early stage technology could present unexpected challenges that exceed the allocated resources. We will seek to reduce the probability of this occurrence by careful project management.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
We expect our operating expenses to increase as we implement initiatives to continue to grow our business. If we do not achieve revenues to offset these expected operating expenses, we will never be profitable, which would limit our ability to grow.
We intend to continue to hire a number of additional personnel, including a variety of engineering specialties. There is significant competition for individuals with experience in manufacturing and servicing electric vehicles, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.
The technology industry is very competitive, and we may be unable to compete with companies with greater financial or technical resources than us, which could negatively affect our operations
The technology industry is characterized by rapid technological developments and a high degree of competition. Access to patents and other protection for technology and products, the ability to commercialize technological developments, access to necessary capital, access to market channels and the ability to obtain necessary approvals for testing, manufacturing and commercialization will impact our potential success.
We will be competing with other technology firms in the clean technology space or with other companies with similar technologies. These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in research and development, product development, and market and brand development. Additionally, these companies all compete for highly qualified scientific personnel and consultants, and capital from investors.
Timing of the market introduction of our technology or of competitors' technologies or products may be an important competitive factor. Accordingly, the relative speed with which we can complete project development, conduct appropriate safety testing and manufacture, will also be determining factors in our ability to compete successfully in the markets we enter.
Developments in alternative technologies or improvements in engine technologies may materially adversely affect the demand for electric vehicles and, as a consequence, the demand for our coil driver and power electronics products
Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers' preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced power electronics products, which could result in the loss of competitiveness of our coil driver, decreased revenue and a loss of market share to competitors.
We are dependent on our suppliers, some of which are limited or single-source suppliers, and the inability of these suppliers to deliver necessary components of our products according to our schedule and at prices, quality levels and volumes acceptable to us, or our inability to efficiently manage these components, could have a material adverse effect on our financial condition and operating results
Our products contain numerous purchased parts which we source globally directly from suppliers, many of which are single-source suppliers, although we attempt to qualify and obtain components from multiple sources whenever feasible. Any significant increases in our production may require us to procure additional components in a short amount of time, and in the past we have also replaced certain suppliers because of their failure to provide components that met our quality control standards or our timing requirements. Many of our suppliers have either temporarily suspended their operations or scaled back their operations in order to comply with government and regulatory orders and to protect the health of their employees due to the COVID-19 global

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 pandemic. At this point the ultimate timing, and whether our suppliers’ business and output will return to normal levels is unknown and uncertain. There is no assurance that we will be able to secure additional or alternate sources of supply for our components or develop our own replacements in a timely manner, if at all. If we encounter unexpected difficulties with key suppliers, and if we are unable to fill these needs from other suppliers, we could experience production delays and potential loss of access to important technology and parts for producing, servicing and supporting our products.
This limited, and in many cases single source, supply chain exposes us to multiple potential sources of delivery failure or component shortages for production of our products. Furthermore, unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, and natural disasters could also affect our suppliers' ability to deliver components to us on a timely basis. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to product design changes and delays in product deliveries to our customers, which could hurt our relationships with our customers and result in negative publicity, damage to our brand and a material and adverse effect on our business, prospects, financial condition and operating results.
Changes in our supply chain may lead to an increased cost for our products. We have also experienced cost increases from certain suppliers in order to meet our quality targets and timelines as well as due to our design changes, and we may experience similar cost increases in the future. Certain suppliers have sought to renegotiate the terms of supply arrangements. Additionally, we are negotiating with existing suppliers for cost reductions and are seeking new and less expensive suppliers for certain parts. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer. In particular there is currently a global shortage of semiconductor chip products. Many suppliers are not able to fulfill orders on short notice resulting in long lead times for ordering these components, and often at higher price points.
There is no assurance that our suppliers will be able to sustainably and timely meet our cost, quality and volume needs. Furthermore, if the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to our manufacturing facilities at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, or successfully manage our inventory to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.
If we are unable to keep up with advances in electric vehicle technology, we may suffer a decline in our competitive position
We may be unable to keep up with changes in electric power train technology and, as a result, may suffer a decline in our competitive position. Any failure to keep up with advances in electric power train technology would result in a decline in our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric power train technology. As technologies change, we plan to upgrade or adapt our technology to continue to provide our customers with the latest in electric power train technology. However, our coil driver and related power electronics technology may not compete effectively with alternatives if we are not able to source and integrate the latest technology into our customer products at a competitive price. For example, we do not manufacture battery cells or drive motors so we may be required to adapt our coil driver technology to keep up with the introduction of new motors or batteries.
Global economic conditions could materially adversely impact demand for our products and services
Our operations and performance depend significantly on economic conditions. The COVID-19 global pandemic and resulting government health regulations have resulted in significant reductions in global economic output and have negatively impacted global economic conditions. The ultimate impact and duration of current negative global economic conditions are highly uncertain. Uncertainty about global economic conditions could result in customers postponing purchases of our products and services in response to tighter credit, unemployment,

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services and, accordingly, on our business, results of operations or financial condition.
The demand for commercial electric vehicles depends, in part, on the continuation of current trends resulting from historical dependence on fossil fuels. Extended periods of low diesel or other petroleum-based fuel prices could adversely affect demand for electric vehicles, which could adversely affect our business, prospects, financial condition and operating results
We believe that much of the present and projected demand for commercial zero-emission electric vehicles results from concerns about volatility in the cost of petroleum-based fuel, the dependency of the United States on oil from unstable or hostile countries, government regulations and economic incentives promoting fuel efficiency and alternative forms of energy, as well as the belief that poor air quality and climate change results in part from the burning of fossil fuels. If the cost of petroleum-based fuel decreased significantly, or the long-term supply of oil in the United States improved, the government may eliminate or modify its regulations or economic incentives related to fuel efficiency and alternative forms of energy. If there is a change in the perception that the burning of fossil fuels does not negatively impact the environment, the demand for commercial zero-emission electric vehicles could be reduced, and our business and revenue may be harmed. Diesel and other petroleum-based fuel prices have been extremely volatile, and we believe this continuing volatility will persist. Lower diesel or other petroleum-based fuel prices over extended periods of time may lower the current perception in government and the private sector that cheaper, more readily available energy alternatives should be developed and produced. If diesel or other petroleum-based fuel prices remain at deflated levels for extended periods of time, the demand for commercial electric vehicles may decrease, which could have an adverse effect on our business, prospects, financial condition and operating results.
Security breaches and other disruptions to our information technology networks and systems could substantially interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date
We rely upon information technology systems and networks, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our suppliers, as well as personally identifiable information of our employees, in data centers and on information technology systems. The secure operation of these information technology systems, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology systems and networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, hardware failures, software errors, third-party service provider outages, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our systems and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.
A failure of our coil driver technology may result in product recalls for our customers
Any product recall by our customers using our coil driver technology in the future may result in adverse publicity, damage to our brand and may adversely affect our business, prospects, operating results and financial

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 condition. We may at various times, voluntarily or involuntarily, initiate a recall if any of our electric vehicle components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations.
We may become subject to product liability or warranty claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims
We may become subject to product liability or warranty claims, which could harm our business, prospects, operating results and financial condition. For example, the automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced as our coil driver products use technologically complex software algorithms to operate. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business which would have a material adverse effect on our brand, business, prospects and operating results.
We may not succeed in establishing, maintaining and strengthening the Exro brand, which would materially and adversely affect customer acceptance of our products and components and our business, revenues and prospects
Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Exro brand. Any failure to develop, maintain and strengthen our brand may materially and adversely affect our ability to sell our planned products and technology. If we are not able to establish, maintain and strengthen our brand, we may lose the opportunity to expand our customer base. Promoting and positioning our brand will depend significantly on the ability of our technology and products to meet or exceed partner and customer expectations. In addition, we expect that our ability to develop, maintain and strengthen the Exro brand will also depend heavily on the success of our marketing efforts. To date we have limited experience with marketing activities as we have relied primarily on the internet, word of mouth and attendance at industry trade shows to promote our brand. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses. We operate in a competitive industry, and we may not be successful in building, maintaining and strengthening our brand. Many potential competitors, particularly automobile motor and/or manufacturers headquartered in the United States, Japan and the European Union have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.
Our business may be adversely affected by labor and union activities
We directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs within our business, or in one of our key suppliers, it could delay the manufacture and sale of our partners’ electric vehicles with Exro’s technology and have a material adverse effect on our business, prospects, operating results and financial condition.
Our coil driver and power electronics products are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results
All vehicles sold must comply with federal, state and provincial motor vehicle safety standards. In both Canada and the United States vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. In this regard, Canadian and U.S. motor vehicle safety standards are substantially the same. Rigorous testing and the use of approved materials and equipment are among the requirements for

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 achieving federal certification. Failure by us to have our current or future electric vehicles with Exro’s technologies satisfy motor vehicle standards would have a material adverse effect on our business and operating results.
If our coil driver technology fails to perform as expected, our ability to continue to develop, market and sell our power electronics products could be harmed
Products derived from our coil driver technology may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. For example, our coil driver products use technologically complex software algorithms to operate. Given the inherent complexity of this software, it may contain defects and errors which would adversely impact the operation of the vehicles with Exro’s technologies. While we have performed extensive testing of our vehicles, we currently have a limited frame of reference to evaluate the performance of the vehicles in the hands of our customers under a range of operating conditions.
We are highly dependent on our management team and other key employees, consultants and advisers, and our business will be adversely affected if we are unable to attract and retain qualified personnel
Our performance will be largely dependent on the talents and efforts of highly skilled individuals. The loss of one or more members of our management team or other key employees or consultants could materially harm our business, financial condition, results of operations and prospects. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. We face competition for personnel and consultants from other companies, universities, public and private research institutions, government entities and other organizations. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of our company. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.
Risks Related to Our Intellectual Property
We may not be able to successfully develop, maintain and protect our proprietary products and technologies
Our success will depend in part on our ability and that of our corporate collaborators to obtain, enforce and protect patents and maintain trade secrets in Canada, the United States and in other countries. There is a risk that we may not be able to obtain and enforce patents and maintain our trade secrets.
Patent law relating to the scope and enforceability of claims in the fields in which we operate is still evolving. There can be no assurance that patents will issue from any of the pending patent applications. In addition, there may be issued patents and pending applications owned by others directed to technologies relevant to our or our corporate collaborators’ research, development and commercialization efforts. There can be no assurance that our or any corporate collaborators’ technology can be developed and commercialized without a license to such patents or that such patent applications will not be granted priority over patent applications filed by us or one of our corporate collaborators.
Our commercial success depends significantly on our ability to operate without infringing the patents and proprietary rights of third parties, and there can be no assurance that our and our corporate collaborators’ technologies and products do not or will not infringe the patents or proprietary rights of others.
There can be no assurance that third parties will not independently develop similar or alternative technologies to ours, duplicate any of our technologies or the technologies of our corporate collaborators or our licensors, or design around the patented technologies developed by us, our corporate collaborators or our licensors. The

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019 occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations.
Litigation may also be necessary to enforce patents issued or licensed to us or our corporate collaborators or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if litigation is required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits, and there can be no assurance that funds or resources would be available in the event of any such litigation. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from other parties or require us or our corporate collaborators to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.
We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs
Others, including our competitors, may hold or obtain patents, copyrights, trademarks or other proprietary rights that could prevent, limit or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, the holders of such intellectual property rights may assert their rights and urge us to take licenses, and/or may bring suits alleging infringement or misappropriation of such rights. We may consider the entering into licensing agreements with respect to such rights, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur, and such licenses could significantly increase our operating expenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease making, selling or incorporating certain components or intellectual property into the goods and services we offer, to pay substantial damages and/or license royalties, to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. In the event that we were required to take one or more such actions, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.
Risks Related to Laws and Regulations
We are subject to a number of government laws and regulations, and our failure to remain in compliance with such laws and regulations could negatively impact our business and our ability to carry out our business plan
We are subject to various federal, provincial and local laws and regulations affecting corporations and the trading of our securities including, but not limited to: Business Corporations Act (Alberta), Securities Act (Alberta) and the Income Tax Act (Canada), Income Tax Act (Alberta), as well as various regulatory bodies such as the Alberta Securities Commission, the TSX Venture Exchange, the OTCQB operated by OTC Markets Group, and upon the completion of this offering, the Listing Rules of the Nasdaq Capital Market. In the event we are unable to remain in compliance with all of the regulations applicable to our company and operations it could negatively impact our business and our ability to execute our business strategy.
Further, as our technology is commercialized, products using our technology may be subject to a variety of laws and regulations both domestic and international. In the event we are unable to comply with any laws and regulations affecting such products, it may have a negative material impact on our business, operations, and financial performance.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
We are subject to numerous environmental and health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results
We are subject to numerous environmental and health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws, regulations or requirements would have a material adverse effect on our company and its operating results.
Changes in legislation and regulations may affect our revenue and profitability
Existing and proposed changes in the laws and regulations affecting public companies may cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. Failure to comply with new rules and regulations could result in enforcement actions or the assessment of other penalties. New laws and regulations could make it more difficult to obtain certain types of insurance, including director’s and officer’s liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, to the extent that such coverage remains available.
The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause our general and administrative costs to increase beyond what we currently have planned. Although we evaluate and monitor developments with respect to new rules and laws, we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs with respect to such evaluations and/or compliance and cannot provide assurances that such additional costs will render us compliant with such new rules and laws.
FINANCIAL INSTRUMENTS AND FAIR VALUE
The Company has designated its cash as fair value through profit or loss, finders’ fees receivable as loans and receivables and accounts payable and accrued liabilities, related party payable and notes payable as other financial liabilities.
(a)Fair value
At December 31, 2020 and December 31, 2019, the carrying values of amounts receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The Company measures its cash and investments at fair value.
The Company uses a fair value hierarchy to reflect the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3:	Inputs that are not based on observable market data.
The fair value of cash has been determined using Level 1 inputs. The fair value of the investments has been determined using cost which is a level 3 input.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
(b)Financial risk management
The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk, and market risk.
Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. As at December 31, 2020, the Company’s exposure to credit risk is the carrying value of cash. The Company reduces its credit risk by holding its cash at a major Canadian financial institution.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. To secure the additional capital necessary to pursue these plans, the Company intends to raise additional funds through equity or debt financing.
At December 31, 2020 the Company had cash of $48,298,894, accounts receivable of $159,268, and accounts payable and accrued liabilities of $1,780,726. All accounts payable and accrued liabilities are due within 90 days. The Company assesses the liquidity risk as low.
Market risk
Market risk consists of currency risk, interest rate risk and other price risk. These are discussed further below.
Foreign exchange risk
Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets and financial liabilities denoted in US dollars and Euro’s and is therefore exposed to exchange rate fluctuations. The Company determined that it is not exposed to significant foreign exchange risk.
Interest rate risk
Interest rate risk consists of two components:
i)To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.
ii)To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.
Current financial assets and financial liabilities are generally not exposed to interest rate risk because of their short-term nature and maturity.
Other price risk
Other price risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

Exro Technologies Inc. Management’s Discussion & Analysis For the three months and year ended December 31, 2020 and 2019
FORWARD-LOOKING INFORMATION OR STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS
Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include uncertainties involved in disputes and litigation, fluctuations in currency exchange rates; uncertainty of estimates of capital and operating costs; The need to obtain additional financing and uncertainty as to the availability and terms of future financing; and other risks and uncertainties disclosed in other information released by the Company from time to time and filed with the appropriate regulatory agencies.
It is the Company’s policies that all forward-looking statements are based on the Company’s beliefs and assumptions which are based on information available at the time these assumptions are made. The forward-looking statements contained herein are as of April 6, 2021 and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.
Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds and find additional value in the biotechnology assets held.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward looking information beyond the procedures required under applicable securities laws.

Calgary, AB	April 6, 2021